EXHIBIT 11.1

EF JOHNSON TECHNOLOGIES, INC. AND SUBSIDIARIES

COMPUTATION OF NET LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2009	2008
		(restated)
Net loss	$(1,258)	$(2,016)

Weighted average common shares—Basic and dilutive	26,383,931	26,062,748

Net loss per share—Basic and dilutive	$(0.05)	$(0.08)